Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                 May 24, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9372
                 SkyBridge Digital Innovation Portfolio Series
                                 (the "Trust")
                      CIK No. 1850082 File No. 333-255095
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Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE REVISE THE DISCLOSURE UNDER THE "PORTFOLIO" SECTION OF THE TRUST'S PROSPECTUS TO DISTINGUISH BETWEEN DIGITAL INNOVATION COMPANIES AND DIGITAL ASSET COMPANIES.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Objective" will be revised as follows:

       "The Trust seeks above-average capital appreciation. Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of digital innovation companies. Digital innovation companies are those which derive at least 50% of their revenues from, or dedicate at least 50% of their assets to: investing in digital assets; facilitating the processing of electronic transactions for digital assets, securities and fiat currencies; manufacturing semiconductors necessary for the implementation of digitally innovative technology; digital asset miners, digital asset software developers, digital asset custody and security, digital asset trading, and digital asset exchanges. For purposes of the Trust, "digital assets" include virtual currencies, cryptocurrencies and other assets that are issued and/or transferred using technological innovations, including blockchain technology. "Blockchain technology" refers to a type of distributed ledger, or decentralized database that keeps continuously updated digital records of who owns a particular asset. The Trust is concentrated in stocks of companies within the information technology sector. Please note that the Trust invests significantly in digital innovation companies that invest in digital assets or have exposure to digital assets through their business activities ("Digital Asset Companies"). Digital Asset Companies are a subset of digital innovation companies, and therefore, not all of the companies that meet the above 80% test for "digital innovation" will be Digital Asset Companies. For example, companies that facilitate the processing of electronic transactions and semiconductor manufacturers may not have a material financial connection to digital assets."

The risk disclosure will also be revised where applicable to denote "Digital Asset Companies" in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           __________________________
                                               Daniel J. Fallon